EXHIBIT 5.1
Herbalife Ltd.
PO Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
14 December, 2005
Dear Sirs
Herbalife Ltd. (the “Company”)
We have acted as Cayman Islands legal advisers to Herbalife Ltd. (the “Company”) a company incorporated in the Cayman Islands in connection with the Company’s registration statement on Form S-3, including all amendments or supplements thereto (“Form S-3”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (the “Registration Statement”) relating to the offering and sale of Common Shares par value US$0.002 per share of the Company, by some of the Company’s shareholders (the “Selling Shareholders”). We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.
1 DOCUMENTS REVIEWED
We have reviewed originals, copies, drafts or conformed copies of the following documents:
1.1	the Certificate of Incorporation and Certificate of Incorporation upon Change of Name and the Amended and Restated Memorandum and Articles of Association of the Company as adopted on 1st December, 2004;

1.2	the written resolutions of the directors of the Company dated 9th April, 21st June and 28th June, 2002, the minutes of the meetings of the board of directors held on 28th September, 2004 and 13th December, 2004 and the corporate records of the Company maintained at its registered office in the Cayman Islands;

1.3	the Form S-3; and

1.4	a certificate from an officer of the Company dated, a copy of which is annexed hereto (the “Officer’s Certificate”).

2 ASSUMPTIONS
Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.
The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Officer’s Certificate.
3 OPINION
Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that the Common Shares to be offered and sold by the Selling Shareholders have been legally and validly issued and are fully paid and non-assessable
4 QUALIFICATIONS
This opinion is subject to the following qualification and limitation that under the Companies Law (2004 Revision) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2004 Revision) directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).
Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.
We hereby consent to filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Form S-3 included in the Registration Statement. In the giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.
Yours faithfully
/s/ MAPLES and CALDER